EXHIBIT 9.1

EXECUTIVE EMPLOYMENT AGREEMENT (CORPORATE OFFICER)

This Executive Employment Agreement (the "Agreement") is made and entered into effective as of the 10th day of September, 2026 (the "Effective Date"), by and between Andrew Arroyo Real Estate, Inc. d/b/a AARE, a Delaware corporation, having its principal place of business at 12636 High Bluff Rd. #400, San Diego, CA 92130 USA (the “Company”), and Clark Anctil, an individual (the "Employee" or "Executive").

RECITALS

WHEREAS, the Company desires to establish an individual W-2 employment relationship with the Executive to serve as Treasurer, Financial Director, Principal Financial Officer, and Principal Accounting Officer; and

WHEREAS, Article IX of the Company's Bylaws mandates the maximum indemnification and upfront advancement of legal expenses for individuals serving the Company in an official capacity as an officer;

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties agree as follows:

1. POSITION AND DUTIES

The Executive shall serve as the Treasurer, Financial Director, Principal Financial Officer, and Principal Accounting Officer of the Company. The Executive’s duties under this W-2 employment relationship shall encompass corporate financial oversight, management, and reporting functions, including but not limited to:

Management and oversight of the corporate treasury, general ledger, and financial bookkeeping compilation systems.

Review and execution of SEC, Regulation A+, and related regulatory filings made by the Company (including, but not limited to, Forms 1-K, 1-SA, 1-U, 1-A, C, C-AR, and in the future, Forms 10, S-1, S-3, 10-Q, and 10K, as applicable) in his official capacity as the Treasurer of the Company.

Directing the coordination of corporate cash management and serving as a corporate liaison for independent audits and outside SEC counsel.

2. COMPANY RESOURCES AND SUPPORT

The Company agrees to provide the Executive with adequate administrative support, software systems, financial platforms, data streams, and internal personnel or outside financial vendors necessary to fulfill his obligations of the position(s) held.

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3. EMPLOYER-EMPLOYEE RELATIONSHIP & AT-WILL STATUS

The Executive shall be an at-will employee of the Company. Either party may terminate this Agreement at any time, with or without cause, without prior written notice, except the Company may terminate Executive’s employment immediately in the event of the willful and continued failure of the Executive to perform substantially the Executive’s duties with the Company or one of the Company’s subsidiaries. The Company shall be responsible for compliance with all applicable local, state, and federal laws including income and employment tax withholdings, worker's compensation coverage, and standard labor compliance. Upon any written notice by either party to terminate employment, the Executive will be relieved of any obligation to execute any corporate document or filing. Executive agrees that he will at all times faithfully, industriously, and to the best of his skill, ability, experience and talents, perform all of the duties required of his position. In carrying out these duties and responsibilities, the Executive shall comply with all Employer policies, procedures, rules and regulations. It is also understood and agreed to by the Executive that his assignment, duties and responsibilities and reporting arrangements may be changed by the Employer in its sole discretion without causing termination of this agreement.

4. COMPENSATION, HOURLY STRUCTURE, AND EXPECTATION

Hourly Rate: The Company shall pay the Executive an hourly rate of $125.00 USD per hour for all hours worked in performance of his duties as Treasurer and Financial Director.

Minimum Hours: To ensure the Executive has adequate operational access to fulfill his statutory corporate oversight, financial review, and SEC certification obligations, the Company agrees to a minimum of 8 hours per month. The Executive shall be compensated for at least 8 hours per month, provided the Executive remains available to perform his duties.

Acknowledgment of Fluctuating Hours: The parties explicitly acknowledge and agree that the hours required to fulfill these duties will fluctuate throughout the year. The Executive is expected to work expanded hours during mid-year and year-end reporting periods, audit preparation windows, and active SEC filing cycles. This volatility is a structural requirement of the role and directly supports the Executive’s mandatory due diligence obligations. The Executive is not expected to work overtime by the Company but in the event, overtime is required for special circumstances, it will be paid at time and a half per the law.

Timekeeping and Payment: Payments shall be processed bi-monthly during the second and fourth week of every month through the Company’s regular W-2 payroll infrastructure, subject to standard statutory tax withholdings (including FICA, Medicare, Federal, and State taxes), based upon regular time records submitted by the Executive.

5. BUSINESS EXPENSES & ADVANCES

Business Expenses: Executive shall be reimbursed for reasonable business expenses incurred in performing his duties under this Agreement, subject to standard Company approval procedures.

Advances: Executive shall not be entitled to any advance payment from Company for compensation.

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6. LEAVE AND TIME-OFF BENEFIT POLICIES

Vacation: Executive shall be eligible for vacation time. For full-time parameters matching 2,000 working hours per annum, this benefit equates to two (2) paid weeks. For hours working less than 2,000 hours per annum, any paid time off or vacation benefits shall be prorated accordingly. No vacation time is paid if Executive works less than 1,000 hours per annum. Executive understands that they must have vacations days approved by management prior to vacation.

Sick Leave: Executive will be entitled to paid sick leave in strict accordance with California law, accruing at a rate of one hour of paid sick time for every 30 hours worked, up to an annual usage cap of 24 hours and a maximum total accrual cap of 48 hours.

401K: Executive is eligible to participate in the Company’s 401(k) plan through Safe Harbor per Company policy.

7. INDEMNIFICATION AND HOLD HARMLESS

The Company shall, to the fullest extent permitted by the DGCL and the Company’s Articles of Incorporation and Bylaws, indemnify, defend, and hold harmless the Executive from and against any and all claims, liabilities, losses, damages, costs, or expenses (including reasonable attorneys' fees, judgments, and settlement amounts) arising out of or relating to his service as an officer, director, or authorized signatory of the Company.

8. COMPLIANCE WITH ARTICLE IX BYLAWS & MANDATORY ADVANCEMENT OF FEES

Mandatory Advancement of Expenses: Pursuant to the mandatory advancement provisions set forth in Article IX of the Company’s Bylaws and the DGCL, expenses incurred by the Executive in defending any civil, criminal, administrative, or investigative action, suit, or proceeding shall be paid by the Corporation in advance of the final disposition of such action.

Timeline for Payment: The Company shall advance all reasonable legal fees and defense costs upfront within thirty (30) days of a written request by the Executive.

Statutory Undertaking: As required by DGCL Section 145(e) and Article IX of the Bylaws to enable the mandatory advancement of expenses, the Executive hereby undertakes to repay advanced legal fees if, and only if, it is ultimately determined by a final, non-appealable judicial adjudication that the Executive is not entitled to be indemnified by the Company due to intentional, bad-faith fraud. The settlement of any claim shall not trigger a repayment obligation.

D&O Insurance and Proportional Limits: The Company shall maintain a Directors and Officers Liability Insurance policy featuring Side A coverage with a $0 individual deductible. The Executive shall be named as an insured officer under such policy to the maximum extent of coverage provided to any other officer or director. This coverage shall persist during Executive’s service and for a period of six (6) years following termination of service (Tail Coverage). The Company explicitly agrees that its policy limits shall be reviewed and scaled reasonably in direct proportion to the Company’s growth, balance sheet expansion, and capital placement activities. Upon the closing of any new capital raise exceeding $1,000,000, the Company shall consult with its insurance broker to increase the aggregate policy limits to a level consistent with standard industry benchmarks for public reporting entities of similar capitalization. If the Company fails to maintain or scale such insurance limits, the Company shall remain directly liable to fully advance and fund the Executive’s individual defense and liabilities out of corporate funds pursuant to the individual indemnification obligations of this Agreement and Article IX of the Bylaws.

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9. EXECUTIVE REPRESENTATIONS AND RELIANCE ON EXPERTS

Acknowledgment of Credentials: The Company explicitly acknowledges and agrees that it has fully vetted the Executive’s background, that the Executive is being hired based upon his extensive practical operational and financial experience, and that the Executive does not hold a Certified Public Accountant (CPA) designation or formal accounting degree.

Right to Rely on Records and Experts: In performing his duties as Treasurer and Principal Financial Officer, the Executive shall be fully protected, to the maximum extent permitted by Section 141(e) of the Delaware General Corporation Law, in relying in good faith upon the corporate records of the Company, financial data provided by internal systems, and any financial statements, reports, or advice presented by the Company’s independent auditors, outside legal counsel, or other professional experts.

10. PROPRIETARY INFORMATION, FILINGS, AND NON-DISCLOSURE

Confidential Information Defined: Executive acknowledges that he will be given access to nonpublic proprietary and confidential information of a secret, special, or unique nature valuable to the Company, including without limitation internal procedures, corporate financial information, softwares, client files, and corporate metrics ("Confidential Information").

Non-Disclosure Obligation: Executive agrees to hold all Confidential Information in strict confidence and shall not, during or after the term of this Agreement, disclose such information directly or indirectly to any third party without prior written consent of the Company, except as required by law, court order, or regulatory authority.

Return of Property: Upon termination of this Agreement, Executive shall return to the Company all corporate files, digital databases, documents, and property belonging to the Company.

11. WORK PRODUCT OWNERSHIP

Any copyrightable works, ideas, discoveries, inventions, products, or other financial tracking systems developed by the Executive specifically in connection with his employment roles rendered hereunder shall be the exclusive property of the Company.

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12. PROFESSIONAL CONDUCT AND OUTSIDE INTERESTS

Conduct: Executive covenants and agrees to conduct himself at all times with the utmost integrity and in a professional and moral manner, whether engaged in business activities or otherwise. Executive shall refrain from any conduct that injures, damages, or tends to damage the name, reputation, or goodwill of the Company, or any associates of the Company. Furthermore, Executive shall not, directly or indirectly, make, publish, or communicate any disparaging or derogatory statements or remarks concerning the Company, its affiliates, officers, directors, employees, or other Executive, their products, or services, through any media, including but not limited to social media, online forums, or verbal communication. Violation of this provision shall constitute a material breach of this Agreement and may result in immediate termination and damages to the Company.

Outside Business Interests: The Company explicitly acknowledges and grants permission for the Executive to continue his involvement with outside business interests, including real estate services, loan originations, consulting, or other separate W-2 employment, provided such activities do not directly conflict with his statutory duties as Treasurer hereunder and no Company confidential information is shared with any third parties.

13. DISPUTE RESOLUTION & ARBITRATION

Any dispute, controversy, or claim arising out of or relating to this Agreement, or the breach thereof, shall be mediated in good faith by the parties. If mediation is unsuccessful, the dispute shall be settled by confidential individual binding arbitration administered by JAMS in accordance with its Comprehensive Arbitration Rules and Procedures, and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. The parties explicitly waive any right to commence or participate in class, collective, or representative actions.

14. SUPERSEDURE & INTEGRATION

This Agreement constitutes the entire agreement between the parties regarding individual corporate officer duties, bookkeeping oversight, and certifications, and supersedes any prior oral or written understandings regarding the same.

15. SEVERABILITY

The parties hereto agree that in the event any article or part thereof of this agreement is held to be unenforceable or invalid then said article or part shall be struck and all remaining provisions shall remain in full force and effect.

16. INDEPENDENT LEGAL ADVICE

The Executive acknowledges that the Company has provided the Executive with a reasonable opportunity to obtain independent legal advice with respect to this agreement, and that either: (a) The Executive has had such independent legal advice prior to executing this agreement, or; (b) The Executive has willingly chosen not to obtain such advice and to execute this agreement without having obtained such advice.

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17. GOVERNING LAW AND VENUE

Executive may travel to perform Executive's duties hereunder, and the specific place and location of the performance of Executive's employment may vary. Executive stipulates and agrees that a substantial portion of Executive duties hereunder will be performed in the State of California, that Executive spends substantial time in the State of California. Accordingly, Executive stipulates and agrees, and waives all claims and objections to the contrary, that this Agreement, and the terms of Executive's employment, shall be governed and interpreted in accordance with the laws of the State of California, without regard to its rules regarding conflicts of laws. Any legal matters related to this Agreement, including the arbitration provisions set forth above, will be subject to the exclusive jurisdiction of arbitrators and/or the federal and state courts in the County of San Diego, California.

IN WITNESS WHEREOF, the parties have executed this Executive Employment Agreement as of the Effective Date written above.

COMPANY:

Andrew Arroyo Real Estate, Inc.

By:

Andrew Arroyo, President & CEO

Date: September 10, 2026

EXECUTIVE:

By: __________________________________

Clark Anctil, Individually

Date: September 10, 2026

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